EXHIBIT 12.1

Domino’s Pizza, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Fiscal years ended
(dollars in thousands)	January 1, 2006	December 31, 2006	December 30, 2007	December 28, 2008	January 3, 2010
Income before provision for income taxes	$173,251	$160,425	$55,559	$82,870	$135,522
Fixed charges	61,846	67,951	143,190	127,441	123,596

Earnings as defined	$235,097	$228,376	$198,749	$210,311	$259,118
Fixed charges (1):
Interest expense	$48,755	$55,011	$130,374	$114,906	$110,945
Portion of rental expense representative of interest	13,091	12,940	12,816	12,535	12,651

Total fixed charges	$61,846	$67,951	$143,190	$127,441	$123,596
Ratio of earnings to fixed charges	3.8x	3.4x	1.4x	1.7x	2.1x

(1)	Fixed charges are determined as defined in instructions for Item 503 of Regulation S-K and include interest expense and our estimate of interest included in rental expense (one-third of rent expense under operating leases).